

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 13, 2010

<u>Via U.S. Mail</u>

Mr. Jack Gregory
Chief Executive Officer
Premier Holding Corp.
4705 West Addisyn Court
Visalia, CA   93291

      RE: Premier Holding Corp.
           Item 4.01 Form 8-K
           Filed June 22, 2010
           File No. 0-53824

Dear Mr. Gregory:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      Sincerely,

      Kevin Vaughn
      Accounting Branch Chief